

FȲTA, PBC

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT



For the Year Ended December 31, 2022 and
Period from Inception (May 27, 2021) to December 31, 2021

SIKICH.COM

FȲTA, PBC
TABLE OF CONTENTS

SIKICH®

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Members of American Institute of Certified Public Accountants

8555 N. River Rd., Suite 300
Indianapolis, IN 46240
317.842.4466

SIKICH.COM

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Owners and Management
FȲTA, PBC

We have reviewed the accompanying financial statements of FȲTA, PBC (a corporation) (the "Company"), which comprise the balance sheets as of December 31, 2022 and December 31, 2021, and the related statement of income, stockholders' deficit, and cash flows for the year ended December 31, 2022, and the period of inception (May 27, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of FȲTA, PBC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sikich LLP

Indianapolis, Indiana
August 4, 2023

FINANCIAL STATEMENTS

FȲTA, PBC

BALANCE SHEETS

As of December 31, 2022 and 2021

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash	$ 217,610	$ 1,491,548
Payroll tax receivable	68,523	500
Prepaid expenses	56,896	-
Total current assets	343,029	1,492,048
NONCURRENT ASSETS		
Deferred tax asset	759,983	160,839
Total noncurrent assets	759,983	160,839
TOTAL ASSETS	$ 1,103,012	$ 1,652,887
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$ 14,666	$ 38,963
Note payable	22,127	-
Total current liabilities	36,793	38,963
LONG-TERM LIABILITIES		
Simple agreement for future equity (SAFE) funding	2,865,000	2,010,000
Total liabilities	2,901,793	2,048,963
STOCKHOLDERS' DEFICIT		
Common stock	300	300
Preferred stock	300	300
Accumulated deficit	(1,799,381)	(396,676)
Total stockholders' deficit	(1,798,781)	(396,076)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 1,103,012	$ 1,652,887

See accompanying notes to financial statements.

FȲTA, PBC

STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2022 and
Period of Inception (May 27, 2021) to December 31, 2021

	2022	2021
REVENUE	$ -	$ -
OPERATING EXPENSES		
Salaries and related payroll taxes	961,097	314,624
Professional services and contractors	362,200	217,503
Advertising and marketing	459,294	2,500
Insurance	94,488	13,535
Research and development	89,316	-
Other expenses	31,361	4,202
Office expenses	19,675	5,151
Total operating expenses	2,017,431	557,515
OTHER INCOME		
Miscellaneous income	15,582	-
Total other income (expense)	15,582	-
NET LOSS BEFORE INCOME TAXES	(2,001,849)	(557,515)
PROVISION (BENEFIT) FOR INCOME TAXES	(599,144)	(160,839)
NET LOSS	$ (1,402,705)	$ (396,676)

FȲTA, PBC

STATEMENTS OF STOCKHOLDERS' DEFICIT

For the Period of Inception (May 27, 2021) to December 31, 2022

	Number of Shares (Class B)	Number of Shares (Series FF)	Common Stock ($)	Preferred Stock ($)	Accumulated Deficit	Total Stockholders' Deficit
BALANCE, MAY 27, 2021	-	-	$ -	$ -	$ -	$ -
Issuance of common stock	3,000,000		300	-	-	300
Issuance of preferred stock	-	3,000,000	-	300	-	300
Net loss	-	-	-	-	(396,676)	(396,676)
BALANCE, DECEMBER 31, 2021	3,000,000	3,000,000	300	300	(396,676)	(396,076)
Net loss	-	-	-	-	(1,402,705)	(1,402,705)
BALANCE, DECEMBER 31, 2022	3,000,000	3,000,000	$ 300	$ 300	$ (1,799,381)	$ (1,798,781)

See accompanying notes to financial statements.

FȲTA, PBC

STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2022 and
For the Period of Inception (May 27, 2021) to December 31, 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,402,705)	$ (396,676)
Adjustments to reconcile net loss to net cash from operating activities		
Deferred taxes	(599,144)	(160,839)
(Increase) decrease in		
Payroll tax receivable	(68,023)	(500)
Prepaid expenses	(81,896)	-
Increase (decrease) in		
Accounts payable	39,666	-
Net cash from operating activities	(2,112,102)	(558,015)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from note payable	24,802	-
Payments of note payable	(2,675)	-
Proceeds from issuance of common stock	-	300
Proceeds from issuance of preferred stock	-	300
Proceeds from SAFE funding	855,000	2,010,000
Net cash from financing activities	877,127	2,010,600
NET INCREASE IN CASH	(1,234,975)	1,452,585
CASH, BEGINNING OF THE YEAR	1,452,585	-
CASH, END OF YEAR	$ 217,610	$ 1,452,585
SUPPLEMENTAL DISCLOSURES		
Cash paid for interest	$ 179	$ -

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1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business

FȲTA, PBC, a Delaware Public Benefit Corporation (the "Company") is a plant protein product developer, developing plant-based protein products, like protein powder.

Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in their industry, including, but not limited to, the need for successful development, manufacturing, and distribution of products, the need for additional capital (or financing), competition from substitute/alternative products from other companies, dependence on key individuals, and risks associated with product development.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("USGAAP").

Use of Estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash

In the normal course of business, the Company may maintain cash held at financial institutions in excess of the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. As of December 31, 2022 and 2021 the Company did not have a cash balance in excess of FDIC limits. The Company has not experienced losses on uninsured amounts.

1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Simple Agreement for Future Equity (SAFE) Funding Contracts

The Company has engaged in the issuance of Simple Agreement for Future Equity (SAFE) funding contracts. These agreements are issued as an alternative to convertible financing notes as a way to raise capital. Under these SAFE funding contracts, the investor has the right to receive equity of the Company with a discount of 10% when a triggering event occurs. Under these agreements, a triggering event is defined as: (1) equity financing, which is described as a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation, (2) liquidity event (a change of control or an Initial Public Offering), or (3) dissolution event (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, or (iii) any other liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary). The SAFE funding contract includes a conversion feature at the stated conversion price in the SAFE document. Under these SAFE funding contracts, the Company received $855,000 for the year ended December 31, 2022, and $2,010,000 for the period ended December 31, 2021.

The SAFE funding contracts are recorded as a long-term liability on the accompanying balance sheet. The Company has measured these contracts at fair value.

Common Stock and Preferred Stock

The Company has authorized 10,000,000 shares of Class A common stock, 6,000,000 shares of Class B common stock, and 3,000,000 shares of Series FF preferred stock. As of December 31, 2022 and 2021 the Company has 3,000,000 issued and outstanding shares of Class B common stock and preferred stock.

Class B common stock shares have voting rights 10:1 of Class A common stock.

Equity Incentive Plan

The Company has an equity incentive plan created to provide a flexible means of compensating employees, directors and consultants of the Company in order to attract, motivate, and retain such employees, directors and consultants who become participants in the plan, and to promote the success and enhance the value of the Company by linking personal interests of the participants to those of the Company's stockholders and by providing participants with an incentive for outstanding performance. When issued, the Company measures and records the expense related to equity incentive awards based on the fair value of those awards as determined on the date of grant. On the date of grant, the Company recognizes the equity incentive plan stock granted as compensation expense based on the fair market value of the underlying stock. The equity incentive plan, in some instances, has performance criteria, such as a vesting period, in which the fair market value of any awards is expensed upon satisfaction of the performance obligation. In instances in which there is no performance obligation, as noted above, the fair market value of any awards is expensed upon grant.

1.   **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Equity Incentive Plan (Continued)

For the year ended December 31, 2022, and period ended 2021 the Company has authorized and reserved 807,765 shares of Class A common stock for issuance in the future, under this equity incentive plan.

Fair Value Measurements

USGAAP provides that fair value is an exit price, defined as a market-based measurement that represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value measurements are based on one or more of the following three valuation techniques:

- Market: This approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

- Income: This approach uses valuation techniques to convert future amounts to a single present value amount based on current market expectations.

- Cost: This approach is based on the amount that would be required to replace the service capacity of an asset (replacement cost).

USGAAP establishes a framework for measuring fair value. That framework uses a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. USGAAP requires the Company to maximize the use of observable inputs when measuring fair value. The hierarchy describes three levels of inputs, which are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Significant unobservable inputs.

In many cases, a valuation technique used to measure fair value includes inputs from more than one level of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. The categorization of an investment within the hierarchy reflects the relative ability to observe the fair value measure and does not necessarily correspond to the perceived risk of that investment.

1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Recently Adopted Accounting Guidance

In February 2016, the Financial Accounting Standards Board (FASB) issued guidance (Accounting Standards Codification [ASC] 842, Leases) to increase transparency and comparability among organizations by requiring the recognition of right-of-use (ROU) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company adopted the standard effective January 1, 2022; however, the Company had no material leases as of and for the year ended December 31, 2022.

Advertising Costs

Advertising costs are expensed as incurred and totaled $459,294 for the year ended December 31, 2022, and $2,500 for the period ended December 31, 2021.

Research and Development

Research and development expenditures are expensed as incurred and totaled $89,316 for the year ended December 31, 2022 and $0 for the period ended December 31, 2021 .

Income Taxes

The Company is taxed as a B Corporation. The Company accounts for income taxes using the asset and liability method as prescribed by the Financial Accounting Standards Board (FASB). The Company utilizes the asset and liability method, whereas deferred assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities to their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in net income (or net loss) in the period that includes the enactment date.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. These events and transactions either provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements (that is, recognized subsequent events), or provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (that is, non-recognized subsequent events).

1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Subsequent Events (Continued)

The Company has evaluated subsequent events through August 4, 2023, which was the date that these financial statements were available for issuance and determined that there were no significant non-recognized subsequent events through that date except as noted in Notes 4 and 5.

2. **NOTE PAYABLE**

Effective November 8, 2022, the Company entered into a finance agreement with a finance company in the amount of $24,802 with an expiration date of September 1, 2023. The loan is due in monthly installments of $2,854, including interest at an interest rate of 8.50%, and is unsecured.

3. **FAIR VALUE MEASUREMENTS**

Valuation Techniques

Following is a description of the valuation techniques used for assets and liabilities measured at fair value on a recurring basis. There have been no changes to the techniques used during the year ended December 31, 2022.

SAFE funding contract: Valued using a market approach, which includes analysis of similar instruments traded with the same terms and proceeds. Due to the frequency and number of agreements sold throughout the year the fair value approximates the cost.

Recurring Measurements

The liability measured at fair value on a recurring basis as of December 31, 2022 is as follows:

Liabilities	Level 1	Level 2	Level 3	Total
SAFE funding contracts	$ -	$ 2,865,000	$ -	$ 2,865,000
TOTAL LIABILITIES AT FAIR VALUE	$ -	$ 2,865,000	$ -	$ 2,865,000

The liability measured at fair value on a recurring basis as of December 31, 2021 is as follows:

Liabilities	Level 1	Level 2	Level 3	Total
SAFE funding contracts	$ -	$ 2,010,000	$ -	$ 2,010,000
TOTAL LIABILITIES AT FAIR VALUE	$ -	$ 2,010,000	$ -	$ 2,010,000

4. **INCOME TAXES**

The provision (benefit) for income taxes were as follows:

	2022	2021
PROVISION (BENEFIT) FOR INCOME TAXES		
Current		
Federal	$ -	$ -
State	-	-
	-	-
Deferred		
Federal	(533,886)	(113,498)
State	(226,097)	(47,341)
	(759,983)	(160,839)
TOTAL PROVISION (BENEFIT) FOR INCOME TAXES	$ (759,983)	$ (160,839)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Differences are primarily attributable to net operating loss carryforwards, organizational costs and research and development costs.

Management has determined that no valuation allowance related to deferred tax assets is necessary as of December 31, 2022, and 2021.

The deferred tax asset as of December 31, 2022, and 2021, was comprised of the tax effect of cumulative temporary differences as follows:

	2022	2021
Net operating losses	$ 632,027	$ 138,426
Organizational costs	26,900	22,413
Research & development costs	101,056	-
TOTAL	$ 759,983	$ 160,839

Deferred income taxes recognized in the balance sheet as of December 31, 2022 is as follows:

	2022	2021
Deferred tax liabilities	$ -	$ -
Deferred tax assets	759,983	160,839
TOTAL DEFERRED TAX ASSET	$ 759,983	$ 160,839

4. INCOME TAXES (Continued)

For the year ended December 31, 2022 and period ended December 31, 2021 the effective tax rate of 30% and 29%, respectively, differed from the statutory rate of 21% primarily due to the effect of state income tax and permanent tax differences.

5. EQUITY WARRANTS

An Equity Warrant was issued January 9, 2023 in connection with, and as further inducement to, the Company's purchase of the warrant Holder's products, pursuant to a supply agreement dated August 1, 2022. Under the warrant, the Holder may purchase, in whole or in part, up to 5% of the Company's fully paid and non-assessable shares of preferred stock at par value of $0.0001 per share, as defined in the warrant to purchase preferred stock (the agreement). The term of the warrant and the vesting of warrant shares is set forth in the agreement.

The warrants are not registered under the U.S. Securities Act of 1933, as amended. The warrants may not be sold, offered for sale, pledged, hypothecated, or otherwise transferred except pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an opinion of counsel satisfactory to the Company that registration is not required under such act or unless sold pursuant to Rule 144 under such act.

6. SUBSEQUENT EVENTS

Effective March 2, 2023 the Company entered into a manufacturing supply agreement with a manufacturer to produce protein powder. 100% of manufacturing is completed with this manufacturer.

Effective May 1, 2023 the Company authorized an additional 403,883 of Class A common stock for the Equity Incentive Plan (see Note 1).